Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 17, 2023	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Registration Statement on Form F-1 (File No. 333-270316)

Response to the Staff’s Comment Letter Dated March 16, 2023

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 16, 2023 on the Company’s registration statement on Form F-1 filed on March 7, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its Amendment No.1 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Securities and Exchange Commission

March 17, 2023

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about March 23, 2023 and to commence the roadshow for the proposed offering shortly thereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about March 29, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated March 16, 2023

Registration Statement on Form F-1 Filed March 7, 2023

Cover Page

1.	We note your disclosure that you will be a controlled company following the offering. Please disclose, if true, that Mr. Long Chen will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 14 and 76 of the Revised Registration Statement.

Permissions Required from the PRC Authorities for Our Operations, page 8

2.	We note your revised disclosure on page 29 regarding the algorithmic recommendation provisions. Please include comparable disclosure in your prospectus summary. We also note your revised disclosure on page 33 regarding your use of a parcel of land in Taicang, Jiangsu Province. Please revise your disclosure in this section where you discuss that certain leasehold interests in your leased properties have not been registered with the competent PRC government authorities to address the factory in Taicang.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 of the Revised Registration Statement to disclose the algorithmic recommendation provisions.

Securities and Exchange Commission

March 17, 2023

The Company respectfully advises the Staff that, with respect to the use of a parcel of land in Taicang, Jiangsu Province, the Company is not subject to registration requirements for leasehold interests for either the factory or the underlying land. The Company has obtained valid land use right certificate in accordance with applicable PRC laws, and will own, not lease, the factory to be built on such land under applicable PRC laws.

Permissions Required from the PRC Authorities for This Offering, page 10

3.	We note your disclosure regarding the new Trial Measures and that, after March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings. Please revise to clarify what filings are required and whether approval is required prior to completing and overseas offering and listing. Additionally, please discuss the consequences (i.e. fines, sanctions, etc.) if a company does not comply with the Trial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 58 and 176 of the Revised Registration Statement.

The Offering, page 15

4.	We note your revised capital structure will include Class B shares. Please revise this section to discuss the disparate voting rights of the Class A and Class B shares as well as the conversion rights of the Class B shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of the Revised Registration Statement.

Securities and Exchange Commission

March 17, 2023

Risk Factors

Our post-offering memorandum and articles of association and the deposit agreement provide…, page 79

5.	We note that your post-offering memorandum and articles of association and deposit agreement will include exclusive forum provisions. Please include comparable disclosure regarding your post-offering memorandum and articles of association in your Description of Share Capital Section beginning on page 186. In all places where you discuss the provision, revise to clarify whether the provision applies to claims arising under both the Securities Act and the Exchange Act. In this regard, we note your disclosure on page 79 only addresses the Securities Act, and your disclosure on page 208 does not address the applicability under either law. Ensure the applicability of these provisions under each law is clear in your post-offering memorandum and articles of association and deposit agreement when filed.

In response to the Staff’s comment on the exclusive forum provision in the post-offering memorandum and articles of association, the Company respectfully advises the Staff that, Section 167 of the post-offering memorandum and articles of association states “[u]nless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.” Therefore, any claims that may arise out of or relate to the federal securities laws of the United States, including claims under the Securities Act and the Exchange Act, are also subject to the exclusive forum provision. The Company further respectfully advises the Staff that its post-offering memorandum and articles of association has been conditionally adopted by the Company’s shareholders on March 14, 2023. In light of the current proposed timetable for the offering, it would be impracticable and involve significant hardship for the Company to further amend the post-offering memorandum and articles of association.

In response to the Staff’s comment on the exclusive forum provision in the deposit agreement, the Company respectfully advises the Staff that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising out of or relating in any way to the deposit agreement, including claims under the Exchange Act. Section 7.6 of the deposit agreement states “including without limitation claims under the Securities Act of 1933,” which is an example of claims that are subject to the exclusive forum provision but does not restrict the exclusive forum provision to apply only to claims under the Securities Act. Any claims that may arise out of or relate to the deposit agreement, such as claims under the Exchange Act, are also subject to the exclusive forum provision.

Securities and Exchange Commission

March 17, 2023

The Company has revised the disclosure on pages 83 and 193 of the Revised Registration Statement to clarify.

* * *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:   Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis LLP

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP